Exhibit 5.2

CONYERS DILL & PEARMAN 29th Floor One Exchange Square 8 Connaught Place Central Hong Kong T +852 2524 7106 | F +852 2845 9268 conyers.com

20 June 2025

Matter No.:1008715/110955028
852 2842 9588
Lilian.Woo@conyers.com

Streeterville Capital, LLC

297 Auto Mall Drive #4

St. George, Utah 84770

(“Streeterville Capital”)

3i, LP

2 Wooster Street, 2nd Floor

New York, NY 10013

(“3i”, together with Streeterville Capital, the “Investors”)

and

CITIBANK, N.A.

388 Greenwich Street

New York, NY 10013

United States

(the “Depositary”)

Dear Sir / Madam,

Re: XIAO-I CORPORATION (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company in connection with the issue by the Company of a convertible promissory note of the Company in the original principal amount of US$3,506,500 to Streeterville Capital and a separate convertible promissory note of the Company in the original amount of US$2,103,500 to 3i (together, the “Convertible Promissory Notes”), convertible into American depositary shares (the “ADSs” and each an “ADS”). Each ADS represents three (3) ordinary shares of par value US$0.00005 each in the capital of the Company (the “Ordinary Shares”).

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have examined the following documents:

1.1.	a copy of the securities purchase agreement made between (1) the Company, and (2) Streeterville Capital dated as of 18 June 2025 (the “Streeterville Capital Securities Purchase Agreement”);

1.2.	a copy of the securities purchase agreement made between (1) the Company, and (2) 3i dated as of 18 June 2025 (together with the Streeterville Capital Securities Purchase Agreement, the “Securities Purchase Agreements”);

1.3.	the form of the Convertible Promissory Note attached as Exhibit A to each of the Securities Purchase Agreements;

1.4.	a deposit agreement, dated as of March 9, 2023, as amended by amendment no. 1 to the deposit agreement dated as of 23 August 2024, both by and among others, the Company and the Depositary; and

1.5.	the form of the Convertible Promissory Note Letter Agreement to be entered into by and between the Company and the Depositary (the “Convertible Promissory Note Letter Agreement”).

The documents listed in items 1.1 through 1.5 above are herein sometimes collectively referred to as the "Documents" (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

The Ordinary Shares and the ADSs issued on the terms of the Securities Purchase Agreements are hereinafter referred to as the “Conversion Shares” and the “Conversion ADSs” respectively).

We have also reviewed:

1.6.	a copy of the memorandum of association of the Company certified by a director of the Company on 18 June 2025 (the “Certified MoA”), the register of directors of the Company certified by a director of the Company on 18 June 2025, the articles of association of the Company certified by a director of the Company on 18 June 2025 (together with the Certified MoA, the “Certified M&As”);

1.7.	copies of the written resolutions of directors of the Company passed on 19 December 2022, written resolutions of directors of the Company passed on 23 July 2024 and written resolutions of directors of the Company passed on 17 June 2025 (together, the "Resolutions");

1.8.	a copy of a Certificate of Good Standing issued by the Registrar of Companies in relation to the Company on 21 May 2025 (the “Certificate Date”); and

1.9.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

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2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2.	that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention;

2.3.	the capacity, power and authority of each of the parties to the Documents, other than the Company, to enter into and perform its respective obligations under the Documents;

2.4.	the due execution and delivery of the Documents by each of the parties thereto, other than the Company, and the delivery thereof by the Company with an intention to be bound thereby;

2.5.	the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us (except to the extent that we expressly opine herein on matters of Cayman Islands law);

2.6.	that the Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended;

2.7.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein;

2.8.	the validity and binding effect under the laws of the State of Delaware or New York (together, the "Foreign Laws") of the Documents, as the case may be, in accordance with their respective terms;

2.9.	the validity and binding effect under the Foreign Laws of the submission by the Company pursuant to the Documents to any state or federal court sitting in Salt Lake Country, Utah, or in Wilmington, Delaware or in the City of New York (together, the “Foreign Courts”), as well as to arbitration in Salt Lake Country, Utah, as the case may be, in the manner set out in the Documents;

2.10.	that on the respective dates of entering into the Documents and issuance of the Convertible Promissory Notes the Company is and after entering into the Documents and issuance of the Convertible Promissory Notes will be able to pay its liabilities as they become due;

2.11.	that the subscription price for the Conversion Shares will not be less than the par value of the Conversion Shares;

2.12.	neither the Convertible Promissory Notes nor the Conversion Shares will be issued to residents of the Cayman Islands; and

2.13.	if and to the extent that the Company is a sovereign entity of any state, that each Document and each transaction contemplated therein is a “commercial transaction” as defined in section 3(3) of the State Immunity Act 1978 of the United Kingdom as extended to the Cayman Islands by the State Immunity (Overseas Territories) Order 1979.

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3.	QUALIFICATIONS

3.1.	The term “enforceable” as used in this opinion means that an obligation is of a type which the courts of the Cayman Islands enforce. It does not mean that those obligations will be enforced in all circumstances in accordance with the terms of the Documents. In particular, the obligations of the Company under the Documents:

(a)	will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, merger, consolidation, moratorium, bribery, corruption, money laundering, terrorist financing, proliferation financing or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors as well as applicable international sanctions;

(b)	will be subject to statutory limitation of the time within which proceedings may be brought;

(c)	will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available;

(d)	may not be given effect to by a Cayman Islands court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty;

(e)	may not be given effect by a Cayman Islands court to the extent that they are to be performed in a jurisdiction outside the Cayman Islands and such performance would be illegal under the laws of that jurisdiction. Notwithstanding any contractual submission to the exclusive or non-exclusive jurisdiction of specific courts, a Cayman Islands court has inherent discretion to stay or allow proceedings in the Cayman Islands against the Company under the Documents if there are other proceedings in respect of the Documents simultaneously underway against the Company in another jurisdiction; and

(f)	the Securities Purchase Agreements relating to the purchase of the Conversion Shares may be subject to the common law rules (in accordance with the principles laid down in Houldsworth v City Glasgow Bank and Liquidators (1880) 5 App. Cas. 317) that damages against the Company may only be available where the Investor is able to rescind the Documents.

3.2.	We express no opinion as to the enforceability of any provision of the Documents which provides for the payment of a specified rate of interest on the amount of a judgment after the date of judgment or which purports to fetter the statutory powers of the Company.

3.3.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

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4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that:

4.1.	The Company is duly incorporated as an exempted company with limited liability and validly existing under the laws of the Cayman Islands and, based on the Certificate of Good Standing, is in good standing as at the Certificate Date. Pursuant to the Companies Act (“Act”), a company is deemed to be in good standing if all fees and penalties under the Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Act. The Company has the corporate capacity to own its assets and conduct its business in accordance with the Certified M&As.

4.2.	The Company has the necessary corporate power and authority to (i) enter into and perform its obligations under the Documents, (ii) create, offer, issue and perform its obligations under the Convertible Promissory Notes, (iii) allot and issue the Conversion Shares, and (iv) have the Conversion Shares in the form of Conversion ADSs listed on the NASDAQ Global Market (“NASDAQ”). The (i) creation, issue and offer of the Convertible Promissory Notes, (ii) the allotment and issue of the Conversion Shares by the Company, (iii) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs, and the issuance, offer and sale of the Conversion ADSs, (iv) the listing of the Conversion ADSs on NASDAQ, and (v) the execution and delivery of the Documents by the Company and the performance by the Company of its obligations thereunder will not violate the Certified M&As nor any applicable law, regulation, order or decree in the Cayman Islands.

4.3.	The Company has taken all corporate action required to authorise (i) its execution, delivery and performance of the Documents, (ii) its creation, issue and offer of the Convertible Promissory Notes, (iii) the allotment and issue of the Conversion Shares, and (iv) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs and the issuance, offer and sale of the Conversion ADSs. The Securities Purchase Agreements have been duly executed and delivered by or on behalf of the Company, and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms thereof. The Convertible Promissory Notes, when duly executed and delivered by or on behalf of the Company, will constitute legal, valid and binding obligations of the Company enforceable in accordance with the terms thereof. The Convertible Promissory Note Letter Agreement, when duly executed and delivered by or on behalf of the Company, will constitute legal, valid and binding obligations of the Company enforceable in accordance with the terms thereof.

4.4.	When allotted, issued and paid for in accordance with the Documents, the Conversion Shares will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof). The Conversion Shares when issued pursuant to and in accordance with the Documents will rank pari passu with all other issued Ordinary Shares subject to the rights, privileges and restrictions in the Certified M&As and will not be subject to any pre-emptive or similar rights or any restrictions on the transfer or voting thereof under the Act or pursuant to the Certified M&As provided that such transfer or voting is effected in the manner set forth in and subject to the Certified M&As. There are no anti-dilution or similar provisions in the Certified M&A of the Company that will be triggered by the issuance of the Convertible Promissory Notes and the Conversion Shares. Subject to the terms of the Convertible Promissory Notes, the Conversion Shares may be freely deposited by the Company with the Depositary against the issuance of the Conversion ADSs.

4.5.	No order, consent, approval, licence, authorisation or validation of or exemption by, nor (subject to the provisions of paragraph 4.6) any registration, filing or similar requirements with, any government or public body or authority of the Cayman Islands or any sub-division thereof is required to authorise or is required in connection with (i) the execution, delivery, performance or enforcement of the Documents, (ii) the creation, issue and offer of the Convertible Promissory Notes, (iii) the allotment and issue of the Conversion Shares, (iv) the listing of the Conversion Shares in the form of ADSs on NASDAQ, (v) the deposit of the Conversion Shares with the Depositary against the issuance of the Conversion ADSs and the issuance, offer and sale of the Conversion ADSs, or (vi) the exercise of any rights and remedies under the Documents.

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4.6.	It is not necessary or desirable to ensure the legality, validity, enforceability and admissibility in evidence (other than court filings in the normal course of proceedings) in the Cayman Islands of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands. However, to the extent that any of the Documents creates a charge over assets of the Company, the Company and its Directors are under an obligation to enter such charge in the Register of Mortgages and Charges of the Company in accordance with section 54 of the Act. While there is no exhaustive definition of a charge under Cayman Islands law, a charge normally has the following characteristics:

(a)	it is a proprietary interest granted by way of security which entitles the chargee to resort to the charged property only for the purposes of satisfying some liability due to the chargee (whether from the chargor or a third party); and

(b)	the chargor retains an equity of redemption to have the property restored to him when the liability has been discharged.

However, as the Documents are governed by the Foreign Laws, the question of whether they would possess these particular characteristics would be determined under the Foreign Laws.

4.7.	There is no income or other tax of the Cayman Islands imposed by withholding or otherwise on (i) any payment to be made to or by the Company pursuant to the Documents, or (ii) any dividends or other distributions declared or paid on the Ordinary Shares (including the Conversion Shares).

4.8.	There is no stamp, registration or similar tax or duty to be paid on or in relation to the issue, execution, delivery, filing or performance of any of the Documents provided that the Documents are executed and remain outside the Cayman Islands. If it becomes necessary to bring the Documents into the Cayman Islands for enforcement or otherwise, nominal stamp duty will be payable on all the Documents. In the case of any Document creating security over movable property situated in the Cayman Islands granted by an exempted company, an ordinary non-resident company or a foreign company, or over shares in an exempted company or an ordinary non-resident company, stamp duty will be payable on an ad valorem basis to a maximum of CI$500.00 (US$609.76). Apart from the payment of stamp duty, there are no acts, conditions or things required by the laws and regulations of the Cayman Islands (other than court filings in the ordinary course of proceedings) to be done, fulfilled or performed in order to make any of the Documents admissible in evidence in the Cayman Islands.

4.9.	The choice of the Foreign Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (a) which such court considers to be procedural in nature, (b) which are revenue or penal laws or (c) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands. The submission in the Documents to the jurisdiction of the Foreign Courts and arbitration, as the case may be, in the manner set out in the Documents is valid and binding upon the Company.

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4.10.	(a)	(a)Subject to the exceptions outlined below, under the Arbitration Act 2012 (the “Arbitration Act”), a foreign arbitration award (“Award”) is recognised as binding and, may be enforced in the Cayman Islands byway of an application to the Cayman Islands court.

(b)	An Award may be enforced under the Foreign Arbitral Awards Enforcement Act (“FAAEA”), which applies where the Award to be enforced was made in pursuance of an arbitration agreement in a state which is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards adopted by the 1958 United Nations Conference on International Commercial Arbitration (the "Convention"). The Arbitration Act subsequently expanded the scope of Awards which may be enforced under the FAAEA to include Awards made in states which are not parties to the Convention.

(c)	In general, the courts of the Cayman Islands will enforce an Award under the FAAEA unless it is proved by the party against whom the Award was made that:

(i)	a party to the arbitration agreement was (under the law applicable to him) under some incapacity; or

(ii)	the arbitration agreement was not valid under the law to which the parties subjected it or, failing any indication thereon, under the law of the country where the Award was made; or

(iii)	he was not given proper notice of the appointment of the arbitrator or of the arbitration proceedings or was otherwise unable to present his case; or

(iv)	the Award deals with a difference not contemplated by or not falling within the terms of the submission to arbitration or contains decisions on matters beyond the scope of the submission to arbitration (save that in such case an Award on matters submitted to arbitration may be enforceable to the extent these matters can be separated from those not submitted); or

(v)	the composition of the arbitral authority or the arbitral procedure was not in accordance with the agreement of the parties or, failing such agreement, with the law of the country where the arbitration took place; or

(vi)	the Award has not yet become binding on the parties, or has been set aside or suspended by a competent authority of the country in which, or under the law of which, it was made; or

(vii)	the Award is in respect of a matter which is not capable of settlement by arbitration; or

(viii)	where it would be contrary to the public policy of the Cayman Islands to enforce such an Award.

(d)	An Award may also be enforced in the Cayman Islands pursuant to common law principles by action on the Award.

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4.11.	The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against the Company based upon the Documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

4.12.	Based solely upon a search of the electronic Register of Writs and other Originating Processes of the Grand Court of the Cayman Islands conducted at 2:00 p.m. on 17 June 2025 (which would not reveal details of (i) proceedings before 1995, (ii) proceedings which have been filed but not actually entered in the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands at the time of our search, (iii) counterclaims, (iv) proceedings filed on the Restricted Registers of Writs and other Originating Processes or (v) an application for the appointment of a restructuring officer on an interim basis under section 91C of the Act) there are no actions pending against the Company nor any petitions to wind up the Company pending in the Grand Court of the Cayman Islands to which the Company is subject.

4.13.	The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands.

4.14.	Neither the Investors nor the Depositary will be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of its execution, performance and/or enforcement of the Documents.

4.15.	Each of the Investors and the Depositary has standing to bring an action or proceedings before the appropriate courts in the Cayman Islands for the enforcement of the Documents. It is not necessary or advisable (i) as a consequence of the execution, delivery and performance by the Investors or the Depositary of the Documents or the issue of the Conversion Shares or (ii) in order for the Investor or the Depositary to enforce its rights under the Documents (including the exercise of remedies thereunder), that the Investor or the Depositary be licensed, qualified or otherwise be entitled to carry on business in the Cayman Islands.

4.16.	The Company is not entitled to any immunity under the laws of the Cayman Islands, whether characterised as sovereign immunity or otherwise, from any legal proceedings to enforce the Documents in respect of itself or its property.

4.17.	The obligations of the Company under the Documents will rank at least pari passu in priority of payment with all other unsecured unsubordinated indebtedness of the Company, other than indebtedness which is preferred by virtue of any provision of the laws of the Cayman Islands of general application or under the terms of the Documents.

4.18.	The Company is free to acquire, hold and sell foreign currency and securities without restriction. There are no exchange control restrictions in the Cayman Islands and accordingly there are no exchange control regulations imposed under Cayman Islands law.

4.19.	There is no applicable usury or interest limitation law in the Cayman Islands which may restrict the recovery of payments or the performance by the Company of its obligations under the Documents.

4.20.	There are no restrictions under Cayman Islands law which would prevent the Company from paying dividends to shareholders in U.S. Dollars or any other currency. All dividends and other distributions declared and payable on the Conversion Shares may under the current laws and regulations of the Cayman Islands be paid to the registered holder of the Conversion Shares (including the Depositary, or its nominee or custodian, as the case may be, upon its entry in the register of members of the Company as the holder of any such Conversion Shares).

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4.21.	Based solely on our review of the Certified MoA, the Company has an authorised share capital of US$50,000 consisting of 1,000,000,000 shares of a nominal or par value of US$0.00005 each.

4.22.	Pursuant to section 48 of the Act, the register of members of the Company shall be prima facie evidence of the matters that are directed or authorised to be inserted therein by the Act and a member registered in the register of members of the Company will be deemed to have prima facie legal title to those shares as set against its name in the register of members of the Company.

4.23.	Each of the Documents is in an acceptable legal form under the laws of the Cayman Islands for enforcement thereof in the Cayman Islands.

4.24.	For so long the ADSs are listed on NASDAQ, there are no reporting obligations imposed by or under the laws of the Cayman Islands on the holders of the Convertible Promissory Notes of any Ordinary Shares (including the Conversion Shares) solely as a result of such persons being the holders of such Convertible Promissory Notes or Ordinary Shares.

4.25.	Any monetary judgment in a court of the Cayman Islands in respect of a claim brought in connection with the Documents is likely to be expressed in the currency in which such claim is made, since such courts have power to grant a monetary judgment expressed otherwise than in the currency of the Cayman Islands but they may not necessarily do so.

4.26.	Subject to the terms of the Convertible Promissory Notes, there are no restrictions under Cayman Islands law on the transfer of any of the Conversion Shares or on the rights of any holders of the Ordinary Shares to hold or vote such Conversion Shares in accordance with the articles of association of the Company.

Yours faithfully,

Conyers Dill & Pearman

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